EXHIBIT 99.16

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

FIRST QUARTER ENDED MARCH 31, 2010

As at April 27, 2010

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries’ (“Fortuna” or the “Company”) performance and such factors that may affect its future performance. For a comprehensive understanding of Fortuna’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for three months ended March 31, 2010 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2009, the related MD&A, and Fortuna’s Annual Information Form (available on SEDAR at www.sedar.com). This MD&A refers to various non-GAAP measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, adjusted net income (loss), cash generated by operating activities before changes in working capital, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.  The Company believes that certain investors use these non-GAAP measures to evaluate the Company’s performance.  Non-GAAP measures do not have standardized meaning. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, and performance of achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, changes in project parameters to deal with unanticipated economic factors, risks related to technological and operational nature of the Company’s business, the speculative nature of exploration and development, and changes in local and national government legislation.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the section Risks and Uncertainties.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

In particular, forward-looking information and statements include:
➢	“The Company anticipates to commission San Jose in the second semester of 2011.” (page 7)

Management’s Discussion and Analysis Page - 1

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Business of the Company

Fortuna Silver Mines Inc. (the “Company”) is a mining company focused on producing silver and developing silver projects in Latin America.  The Company’s principal assets are the Caylloma Polymetallic Mine in southern Peru and the San Jose Silver-Gold Project in southern Mexico.

Recent Developments and 2010 Highlights

Financial Results

During the first quarter of 2010, the Company generated record net income of $5.30 million, along with record sales and operating income of $17.54 million (Q1 2009: $8.98 million) and $7.89 million (Q1 2009: $0.08 million), respectively.

Silver metal production during the first quarter of 2010 was 479,821 ounces, 30% above the corresponding quarter of 2009.  This increase is attributable to higher throughput, higher silver head grades, and higher metallurgical recoveries.

The Company’s price protection program generated a gain on commodity contracts of $1.75 million during the first quarter of 2010.  Adjusting for the mark-to-market effect on the gain on commodity contracts, a non-GAAP measure, the first quarter of 2010 resulted in adjusted net income of $4.38 million (Q1 2009: loss $0.79 million).

	Expressed in millions
	Three months ended March 31,
	2010	2009
NET INCOME (LOSS) FOR THE PERIOD	$5.30	$(1.06)
Items of note, net of tax:
Mark to Market effect on derivatives	(0.91)	0.27
ADJUSTED NET INCOME (LOSS) FOR THE PERIOD (1)	$4.38	$(0.79)
(1) A non-GAAP measure

Cash generated by operating activities before changes in working capital, a non-GAAP measure, for the first quarter ended March 31, 2010 was $4.88 million up from $4.23 million in the same period in the prior year.

Release of Pre-feasibility Study at San Jose

On April 26, 2010 the Company released the results of the Pre-feasibility Study for the San Jose Project in Mexico.  The technical report will be filed no later than 45 days after the news release.  Highlights of the prefeasibility study include the following:
▪	3.5 million tonnes of Probable Reserves with 23.2 million ounces of contained silver and 181,000 ounces of contained gold (average head grades of 205 g/t of silver and 1.6 g/t of gold);
▪	2.7 million tonnes of Inferred Resources* with 17 million ounces of contained silver and 133,500 ounces of contained gold not included in the Reserves or the economic model;
▪	After-tax Net Present Value (NPV) of $36.4 million at an 8% discount rate;
▪	After-tax Internal Rate of Return (IRR) of 18%;
▪	Estimated Pre-production Capital Expenditures (CAPEX) of $55.7 million;

Management’s Discussion and Analysis Page - 2

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

▪	Average Cash Cost per silver equivalent (Ag Eq) ounce over life of Reserves of $6.90;
▪	9 year production plan based on existing Reserves; and,
▪	Incremental throughput rate starting at 750 tonnes per day (tpd), scaling to 1,000 tpd in 2014 and to 1,500 tpd in 2016.
* This figure refers to resources above the breakeven cut-off grade.

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2010:

Expressed in $000's, except per share data
	31-Mar-10	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09	31-Dec-08	30-Sep-08	30-Jun-08
Sales	17,543	16,356	13,230	12,862	8,980	2,795	7,492	7,772
Mine operating
income (loss) *	10,765	10,376	7,074	6,792	3,487	(2,986)	1,734	2,848

Net income (loss)	5,296	1,037	(556)	1,196	(1,054)	(2,468)	(297)	2,493
Earnings (loss)
per share - basic	0.05	0.01	(0.01)	0.01	(0.02)	(0.03)	0.00	0.03
- diluted	0.05	0.01	(0.01)	0.01	(0.02)	(0.03)	0.00	0.03
* Mine operating income (loss) is a non-GAAP measure used by the Company as a measure of operating performance

Sales have consistently increased quarter over quarter since the fourth quarter of 2008 with the first quarter of 2010 reaching a record high at $17.54 million.  The upward trend in sales throughout 2009 is mainly attributable to increases in metal prices.  Higher sales in 2009 compared to the corresponding quarters of 2008 have been significantly driven by higher silver head grades, higher production, and lower treatment charges.

When compared to the fourth quarter of 2009, revenue and operating results in the first quarter of 2010 were further improved by the first full quarter of copper production.

Financial Results

During the first quarter of 2010 the Company generated record net income of $5.30 million (Q1 2009: loss $1.06 million). This increase is attributable to a higher price environment as well as increased silver output and the recently added copper production, as reflected by the strong operating income in the quarter of $7.89 million (Q1 2009: $0.08 million).

When compared to the fourth quarter of 2009, net income in the first quarter of 2010 increased by $4.26 million.  This increment is driven mainly by higher mine operating income of $0.39 million, no stock-based compensation charges compared to a charge of $2.22 million, and commodity contracts gain of $1.75 million compared to a loss of $2.12 million.  All of this offset by the tax provision increase of $1.93 million.

Mark-to-Market effect:  Included in the $1.75 million gain recorded on commodity contracts in the first quarter of 2010, is a mark-to market effect of $0.91 million, net of tax,  related to open contracts as at March 31, 2010 expiring between the months of April 2010 and December 2010.

Management’s Discussion and Analysis Page - 3

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Total cost of sales, including depletion, depreciation and accretion (“cost of sales”), in the first quarter of 2010 totalled $6.78 million (Q1 2009: $5.49 million) and represents an increase of 23% over same period in the prior year.  This increment is explained by higher tonnage sold of 5%, higher unit costs of 9% and slightly lower head grades for lead and zinc.  Other things being equal, a decrease in head grades will deliver lower concentrate production for equal or similar production costs.

Selling and administrative expenses in the first quarter of 2010 increased 45% to $2.87 million (Q1 2009: $1.98 million).  The increase is due mainly to higher general and administrative expenses both at the corporate and subsidiary level.  Corporate general and administrative expenses increased by $0.48 million to $1.36 million (Q1 2009: $0.88 million); selling and administrative expenses at the subsidiary level increased by $0.32 million to $1.35 million (Q1 2009: $1.02  million); and government royalty paid by Minera Bateas increased by $0.09 million to $0.17 million (Q1 2009: $0.08 million).

Stock-based compensation charge was $nil for the first quarter of 2010 compared to $0.35 million in the same period of the prior year.

Interest and other income and expenses in the first quarter of 2010 amounted to $0.14 million (Q1 2009: $0.26 million) and the decrease is attributable to a reduction in interest rates and the prior year’s reversal of $0.09 million in costs related to the acquisition of Continuum.

Interest and finance expenses in the first quarter of 2010 amounted to $0.04 million (Q1 2009: $0.03 million) and relate primarily to capital lease operations at our operating subsidiary.

Net gain (loss) on commodity contract in the first quarter of 2010 amounted to $1.75 million compared to a net loss of $0.42 million in the same period of the prior year.  This amount reflects the change in fair value of derivative contracts between the opening of the reporting period and either the expiry of the contracts or the closing of the period, whichever happened first.  Included in the $1.75 million gain recorded on commodity contracts, is a mark-to market effect of $1.46 million ($0.91 million, net of tax) related to open contracts as at March 31, 2010 expiring between the months of April 2010 and December 2010.  The Company has entered into commodity forward and option contracts to secure a minimum price level on part of Caylloma’s zinc and lead metal production for 2010.  Additionally, for the unhedged balance of production, the Company enters regularly into short term forward lead and zinc contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms.  The Company does not use hedge accounting.

The $4.08 million Income tax provision recorded for the first quarter of 2010 (Q1 2009: $0.69 million) comprises current and future income tax expense.  Current income tax for the period, including the worker profit sharing plan regulated by Peruvian law was $2.76 million (Q1 2009: $0.39 million).  Future income tax expense, amounting to $1.32 million (Q1 2009: $0.30 million) is attributed to temporary differences arising on amounts of mineral properties at Peruvian operations where exploration and development are expensed for tax purposes.

Management’s Discussion and Analysis Page - 4

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Results of Operations

Peru - Caylloma Ag-Pb-Zn Mine

Caylloma Mine
	Quarters ended
	31-Mar-10	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09	31-Dec-08	30-Sep-08	30-Jun-08
Tonnes milled	101,503	97,989	105,241	100,881	91,449	91,025	89,827	80,121
Average tons milled per day	1,167	1,101	1,182	1,146	1,051	1,023	1,009	910

Head Grade
Silver (g/t)	167.23	164.26	146.54	160.42	147.81	114.83	97.73	85.49
Lead (%)	2.87	3.14	2.95	3.20	3.11	2.97	2.58	2.29
Zinc (%)	3.44	3.43	3.58	3.82	3.83	3.75	3.64	3.75
Copper (%)	0.25	0.24	0.26	0.26	-	-	-	-
Recoveries
Silver (%)*	87.89	86.32	84.20	86.48	84.58	82.43	80.07	78.12
Lead (%)	92.19	93.29	93.23	92.56	92.97	93.41	92.19	88.94
Zinc (%)	89.17	89.18	88.58	88.60	90.02	87.25	88.11	87.58
Copper (%)	53.06	18.12	7.29	8.60	-	-	-	-
Production (metal contained)
Silver (oz)**	479,821	446,970	417,571	450,019	367,986	277,081	226,596	172,070
Lead (lbs)	5,920,139	6,327,267	6,391,201	6,587,412	5,831,227	5,564,467	4,715,688	3,600,149
Zinc (lbs)	6,868,810	6,600,640	7,365,644	7,526,582	6,948,970	6,560,957	6,342,699	5,795,953
Copper (lbs)	295,854	94,799	44,092	50,706	-	-	-	-
Average Selling Price
Silver (US$ per oz)	16.92	17.58	14.70	13.73	12.61	10.20	15.03	17.17
Gold (US$ per oz)	1,110.00	1,102.00	960.00	922.00	908.00	927.00	896.00	869.00
Lead (US$ per lb)	1.01	1.04	0.87	0.68	0.52	0.56	0.87	1.05
Zinc (US$ per lb)	1.04	1.00	0.80	0.67	0.53	0.54	0.80	0.96
Copper (US$ per lb)	3.28	3.02	2.66	2.12	-	-	-	-
Unit cash cost and Net smelter return
Unit cash cost (US$/oz ag)	(11.41)	(10.80)	(5.34)	(2.98)	0.10	-	-	-
Unit Net Smelter Return (US$/tonne)	174.00	173.00	120.00	114.00	91.00	60.00	80.40	97.79
* Silver recovery in lead and copper concentrates
** Silver production contained in lead and copper concentrates

During the first quarter ended March 31, 2010, the Company achieved record silver production of 479,821 (Q1 2009:  367,986) ounces with a negative cash cost per ounce of payable silver of $11.41, net of by-product credits.  In the first quarter of 2010, 101,503 tonnes of ore were treated compared to 91,449 tonnes in the prior year and the cash cost per tonne of treated ore was $48.33 (Cash cost is a non-GAAP measure).  See page 8 for reconciliation of cash cost to the cost of sales in the consolidated statement of operations).

The 30% increase in silver production over the corresponding period of 2009 is attributable to a 13% increase in silver head grade, an increase in throughput by 11%, and an increase in silver recoveries of 4%.

The first quarter of 2010 was the first full quarter of production for the copper circuit, which is now operating within design parameters.

Management’s Discussion and Analysis Page - 5

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cash cost per tonne of treated ore for the first quarter ended March 31, 2010 increased by 9% to $48.33 (Q1 2009: $44.37).  This increase is mainly attributable to the commencement of ore control drilling, higher labor costs, and local currency appreciation.  For the first quarter of 2010, cash cost per ounce of payable silver net of by-product credits at Caylloma was negative $11.41 (Q1 2009: positive $0.10) and the change is attributable to a 143% increase in by-product credits and a 32% increase in payable silver ounces, as compared to the same period in the prior year.    (See page 8 for reconciliation of cash production cost to the cost of sales in the consolidated statement of operations).

Discovery of high-grade silver-gold at Caylloma Mine, Peru

On February 2, 2010, the Company announced the discovery of high-grade silver-gold mineralization in the upper portion of the Animas Vein at the Caylloma Mine in southern Peru.  The Animas vein, traditionally a polymetallic vein, is the source of 85% per cent of production at the Company’s Caylloma mine. The Company has recently concluded a 1,930 m drilling program and is working to produce a resource estimate to be included in the Company’s mine plan.

Price protection program - Derivatives

As at December 31, 2009, the Company had entered into commodity forward and option contracts to secure a minimum price level on part of its Caylloma’s zinc and lead metal production throughout the period covering January 2010 to December 31, 2010.  The option contracts are min/max zero cost collars and both the option and forwards are settled against the arithmetic average of metal spot prices over the month in which the contract matures.

A summary of the derivative contracts is shown below:

				% of
Period	Metal	Instrument	t/month	production	strike price

January 2010 to June 2010	Zn	Min/Max	350	39%	$2,000/t - $3,010/t
	Zn	Forward	175	20%	$1,787/t
	Total Zn		525	59%

	Pb	Min/Max	200	24%	$2,000/t - $2,975/t
	Pb	Forward	300	36%	$1,910/t
			500	60%
July 2010 to June 2010
	Zn	Min/Max	525	59%	$2,000/t - $3,010/t
	Pb	Min/Max	475	57%	$2,000/t - $2,974/t

t/month = tonne/month

Mexico - San Jose Silver-Gold Project

Fortuna has already been granted all of the necessary permits to commence construction at San Jose.  Project staffing for the construction phase is currently being finalized and the Engineering Procurement Construction

Management’s Discussion and Analysis Page - 6

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management (EPCM) contract for the construction of the plant and ancillary facilities has been awarded to M3.  M3 is an international engineering and construction company out of Tucson, Arizona with ample experience in Mexico.  The Company has also initiated pre-construction activities for the water project, tailings facilities and power connection.

The Company anticipates to commission San Jose in the second semester of 2011.

For financing of this project, refer to Liquidity and Capital Resources (page 8).

Project Summary for the pre-feasibility study results released on April 26, 2010

Based on the total estimated mineable Reserves of 3.5 million tonnes, a project life of 9 years is projected. Average head grades for the life of the Reserves are estimated at 205 g/t of silver and 1.6 g/t of gold. The economic evaluation is treated on a project basis using a silver price of $15.12 per troy ounce and a gold price of $897.51 per troy ounce.

Pre-tax and after-tax NPVs are estimated at $46 million and $36.4 million, respectively, both at a discount rate of 8%.  The IRR is estimated at 20% and 18% pre-tax and after-tax, respectively.  Pay back on an undiscounted basis is estimated at 5.5 years.  Cumulative undiscounted free cash flow is projected at $95.1 million.

Capital costs for the pre-production stage are projected at $55.7 million. Capital costs during the operational stage for the life of Reserves are estimated to be $60 million for purposes of sustaining CAPEX as well as project expansion to the 1,500 tpd production level.

At the San Jose Project there will be two payable metals - silver and gold, with silver being the predominant metal.  The San Jose Mine will be an underground operation with the metallurgical process consisting of conventional flotation to recover silver and gold from sulphide ores in the form of a concentrate.

Operations are modeled to start at 750 tpd scaling to 1,000 tpd after the initial two and a half years of operation with a subsequent ramp-up to 1,500 tpd.  Metal produced in concentrates over the life of current existing Reserves will be 20.4 million ounces of silver and 163,000 ounces of gold. These projections do not take into consideration the silver and gold that will be produced from the Inferred Resources following their upgrading to mineable reserves.

Average unit cash costs throughout the life of the Reserves are estimated to be $38.80 per tonne of treated ore and $6.90 per Ag Eq ounce.

Management’s Discussion and Analysis Page - 7

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cash cost per silver ounce and cash cost per tonne (non-GAAP measures)

Cash cost per ounce and cash cost per tonne are key performance measures that management uses to monitor performance.  In addition, cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis and management believes that certain investors use these non-GAAP measures to evaluate the Company’s performance.  These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following table presents a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver to the cost of sales in the consolidated statement of operations for the quarter ended March 31, 2010 and 2009.

	Quarter ended March 31,
	2010	2009

Cost of sales	6,778	5,494
Add / (Subtract)
Change in inventory (ore and concentrate stock piles)	(263)	(37)
Depletion, depreciation, and accretion	(1,609)	(1,399)
Cash cost	4,906	4,058

Total processed ore (tonnes)	101,503	91,449

Cash cost per tonne of processed ore ($/t)	48.33	44.37

Cash cost	4,906	4,058
Add / (Subtract)
By-product credits 1	(10,519)	(4,334)
Refining charges	395	311
Cash cost applicable per payable ounce	(5,218)	35

Payable silver ounces	457,216	345,316

Cash cost per ounce of payable silver ($/oz)	(11.41)	0.10
1 By-product credits as included in the provisional liquidation

Liquidity and Capital Resources

The Company’s cash as at March 31, 2010 was $68.22 million, short term investments was $1.04 million, and working capital amounted to $72.73 million.

During the first quarter of 2010, cash generated by operating activities before changes in working capital was $4.88 million.  Further liquidity consumed by changes in working capital amounted to $1.00 million, for total cash generated by operating activities of $3.88 million.

Management’s Discussion and Analysis Page - 8

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

During the first quarter of 2010, the Company invested a total amount of $2.66 million in mineral properties, $1.57 million in plant and equipment, and net redemptions in short term investments of $5.02 million.  Additionally, the Company incurred a net amount of value added tax refundable credit due from the Mexican Government of $0.06 million.  This is net of value added tax disbursements on local expenses during the period.

Management believes the Company’s cash position as well as its ongoing operation in Caylloma is sufficient to support the Company’s operating and capital requirements on an ongoing basis.  Actual funding requirements may vary from those planned due to further acquisition opportunities.  Management believes it will be able to raise equity capital or access debt facilities as required in both the short and long term, but recognizes the uncertainty attached thereto.

Guarantees and Indemnifications

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations.  These are recorded as liabilities when reasonable estimates of the obligations can be made.  Indemnifications that the Company has provided include obligation to indemnify:

➢
directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢	certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction.

The Caylloma mine closure plan was approved in November 2009 with the total closure costs of $3,346 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years, and is based on the life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $146.  This bank letter of guarantee expires 360 days from December 2009.

Interbank, a third party, has established a $2 bank letter of guarantee on behalf of Bateas in favor to the Peruvian Ministry of Energy and Mines to guarantee a temporary concession for performing studies on electric power generation.  The letter of guarantee expires on May 3, 2010.

The Company acts as guarantor to capital lease obligations held by two of its mining contractors.  These capital lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine.  As at March 31, 2010, these obligations amounted to $1,201 and mature in 2010.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that is material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Management’s Discussion and Analysis Page - 9

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Related Party Transactions (expressed in $’000’s)

The Company incurred charges from directors, officers, and companies having a common director or officer as follows:

	Expressed in $'000's
	Three months ended March 31,
Transactions with related parties	2010	2009
Consulting fees 1	$43	$31
Salaries and wages 2,3	29	23
Other general and administrative expenses 3	80	-
	$152	$54

 Consulting fees includes fees paid to two directors, Simon Ridgway and Mario Szotlender.
 Salaries and wages includes employees' salaries and benefits charged to the Company based on an estimated percentage of the actual hours worked for the Company.
2, 3 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for various general and administrative costs incurred on behalf of the Company.

In September 2009, the Company was granted an option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico from Radius.

	Expressed in $'000's
Amounts due to/(from) related parties	March 31, 2010	December 31, 2009
Owing (from)/to a director and officer4	$-	$(1)
Owing to a company with common directors 3	$53	$50
	$53	$49
4 Owing from a director includes a non-interest bearing loan to Jorge A. Ganoza Durant with no specific terms of repayments.

The transactions with related parties are measured at the agreed upon exchange amount, which is the amount of consideration established and agreed upon by the parties.  The balances with related parties are unsecured, non-interest bearing, and payable in the normal course of business.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.  These estimates and assumptions are based on established industry standards, historical experience, and are reviewed on an ongoing basis to confirm their continued applicability.

Management’s Discussion and Analysis Page - 10

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Depletion and Mineral Properties Cost

Mineral property costs are comprised of acquisition costs and capitalized exploration, construction and development costs.  Upon initiating production, the asset is depleted over its estimated useful life on a units-of-production basis.  The Company estimates reserves and resources and the economic life of its mines and utilizes this information to calculate depletion expense.  Depletion charges are adjusted prospectively based on periodic re-assessments of the Company’s mineral reserves.

The estimate of mineral reserves is prepared by Qualified Persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities.  Mineral reserve estimates can change over time as a result of numerous factors, including changes in metal prices, production costs, or the re-evaluation of geological, engineering and economic data of a deposit.  A significant reduction in mineral reserves would have a negative impact on the calculation of the depletion of this asset.

Asset Retirement Obligations

Fortuna’s determination for asset retirement obligations involves estimation of timing and amounts of future costs relating to ongoing environmental and mine closure activities required under applicable law or the Company’s own remediation plans.  These estimates are subject to significant uncertainties because many of these costs will not be incurred for a number of years, the nature of the reclamation activities might change and the assumptions regarding the rate of inflation and credit risk-adjusted interest rate used in the calculation may vary over time.  Therefore, actual costs and their timing might differ from current estimates.

Impairment of Long-lived Assets

Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Examples of such events or circumstances are changes in metal prices, sudden physical deterioration of the asset, legal circumstances or political risks in the countries Fortuna operates, or other external factors which could have a significant impact on the operations of the Company.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment and non-producing property.  An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.  Future cash flows include recoverable proven and probable reserves and a portion of recoverable resources, silver, zinc, copper, lead and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans.  Assumptions underlying future cash flow estimates are subject to risks and uncertainties.  Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations.

Income Taxes

The estimation of the Company’s future tax liabilities and assets involves significant judgment around a number of assumptions.  Judgement must be used to determine the Company’s future earning potential, and the expected timing of the reversal of future tax assets and liabilities.  Further uncertainties are the result of interpretation of

Management’s Discussion and Analysis Page - 11

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

tax legislation in a number of jurisdictions which might differ from the ultimate assessment of the tax authorities.  These differences may affect the final amount or the timing of the payment of taxes.

Stock-based Compensation

The determination of the value of stock-based compensation is estimated using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Other assumptions include the expected life of the options and the risk-free interest rate at the time of the grant.  Changes in these assumptions can materially affect the fair value estimated.

Financial Instruments and Related Risks

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value of financial instruments

The carrying value of cash, short term investments, accounts receivable, accounts payable and accrued liabilities, due to related parties, net, approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

Fair value estimates are made a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

•	Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The Company has classified the determination of fair value of accounts receivable and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

Management’s Discussion and Analysis Page - 12

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Expressed in '000's
Financial assets (liabilities) at fair value as at March 31, 2010
	Level 1	Level 2	Level 3	Total
Short term investments	$1,041	$-	$-	$1,041
Accounts receivable	-	8,580	-	8,580
Derivatives	-	(42)	-	(42)
	$1,041	$8,538	$-	$9,579

Expressed in '000's
	Level 1	Level 2	Level 3	Total
Short term investments	$6,034	$-	$-	$6,034
Accounts receivable	-	8,322	-	8,322
Derivatives	-	(3,055)	-	(3,055)
	$6,034	$5,267	$-	$11,301

Accounts receivable includes accounts receivable from provisional sales. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts. Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the three months ended March 31, 2010, there has been no changes in the classification of financial assets and liabilities in level 3 of the hierarchy.

(b) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru, Mexico, and Barbados and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.

At March 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

Management’s Discussion and Analysis Page - 13

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

	Expressed in '000's
	March 31, 2010				December 31, 2009
	Canadian	Nuevo		Mexican	Canadian	Nuevo		Mexican
	Dollars	Soles		Pesos	Dollars	Soles		Pesos
Cash	$43,007	S/.	946	$4,575	$21,283	S/.	302	$1,283
Short term investments	1,061		-	-	560		-	-
Accounts receivable	-		1,237	8,722	5		880	6,565
Accounts payable and accrued liabilities	(54)		(14,016)	(1,182)	(194)		(17,150)	(623)

Based on the above net exposure as at March 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, expressed in US dollars, as follows:
Impact to other comprehensive income (loss)	$4,798
Impact to net income (loss)		$(463)	$108

(c) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and short term investments are held through large Canadian, international and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk.  The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

As at March 31, 2010, the Company has a Mexican value added tax of $0.48 million and Peruvian value added tax of $0.22 million.  The Company expects to recover the full amounts from the Mexican and Peruvian Governments.

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

Management’s Discussion and Analysis Page - 14

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

The Company expects the following maturities of its financial liabilities (including interest), operating leases, and other contractual commitments:

	Expressed in '000's
	Expected payments due by period as at March 31, 2010
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$7,740	$-	$-	$-	$7,740
Due to related parties, net	53	-	-	-	53
Derivatives	42	-	-	-	42
Long term liability	928	1,306	-	-	2,234
Total 1	$8,763	$1,306	$-	$-	$10,069
1 Amounts above do not include payments related to the following: (i) the Company's anticipated asset retirement obligation of $2,575 associated with mine closure, land reclamation, and other environmental matters.

(e) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

(f) Metal price risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products.  The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments.  As a matter of policy, the Company does not hedge its silver production.

In order to mitigate this risk in the medium term, the Company put in place price protection strategies for approximately 59% and 60% of its zinc and lead metal production, respectively, for the six month period between January 2010 and June 2010.  For the six month period between July 2010 and December 31, 2010, the Company put in place price protection strategies for 59% and 57% of its zinc and lead metal production, respectively.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Management’s Discussion and Analysis Page - 15

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at April 27, 2010 is 110,162,465 common shares.  In addition, a total of 8,050,500 incentive stock options, with 2,665,000 subject to shareholder approval, are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date

Incentive Stock Option	30,000	$0.80	July 24, 2010
	270,000	$1.35	February 5, 2016
	250,000	$2.29	March 30, 2016
	60,000	$1.75	May 8, 2016
	200,000	$1.75	May 22, 2016
	7,500	$0.85	July 5, 2016
	225,000	$1.55	July 5, 2016
	860,000	$1.66	July 10, 2016
	225,000	$1.61	September 13, 2016
	90,000	$0.85	January 11, 2017
	700,000	$2.22	January 11, 2017
	50,000	$2.75	February 6, 2017
	15,000	$0.85	April 22, 2017
	38,000	$0.85	June 27, 2017
	30,000	$0.85	July 2, 2017
	25,000	$0.85	October 24, 2017
	250,000	$2.52	February 5, 2018
	100,000	$1.25	August 25, 2018
	1,070,000	$0.85	October 5, 2018
	640,000	$0.85	November 5, 2018
	250,000	$0.83	July 6, 2019
	2,150,000	$1.60	October 27, 2019
	490,000	$1.70	November 8, 2019
	25,000	$2.23	November 23, 2019
TOTAL OUTSTANDING OPTIONS	8,050,500

Management’s Discussion and Analysis Page - 16

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Change in Accounting Policy

Adoption of New Accounting Standards

The Company has not adopted any new accounting standards during the current period.

Recently released Canadian Accounting Standards

The Company has assessed new and revised accounting pronouncements that have been issued and determined that the following may have an impact on the Company:

Convergence with International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”)  over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will begin reporting its financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2010.

The Company is continuing to assess the financial reporting impact of the adoption of IFRS and, at this time, the quantitative impact on future financial position and results of operations is not reasonably determinable.  The Company anticipates an increase in disclosure resulting from adoption of IFRS.

The Company continues to advance through the IFRS transition project plan.

During 2009, the Company began planning its transition to IFRS.  The process will consist of three phases: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.

Phase One: Scoping and Diagnostics, which involves project planning and identification of differences between current Canadian GAAP and IFRS, was completed in the third quarter of 2009 with the assistance of external advisors.  This process identified the areas of accounting difference of highest potential impact to the Company, based on existing IFRS, as:  IFRS 1 “First Time Adoption of IFRS”; International Accounting Standard (“IAS”) 21 “The Effects of Changes in Foreign Exchange Rates”; and, IAS 16 “Property, Plant & Equipment”.   As part of this phase, preliminary recommendations were made in respect of transitional elections available under IFRS 1, “First-Time Adoption of International Reporting Standards”.  At the present time the company is planning to apply two of the 17 exemptions which include:

•
IFRS 3 “Business Combinations” which allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis only from the date of transition.  This avoids the requirement to restate prior business combinations, although some adjustments may still be necessary.  Currently, the

Management’s Discussion and Analysis Page - 17

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Company has three prior business transactions that meet the criteria of a business combination under IFRS.
•
IFRS 2 “Share-Based Payment Transactions” which allows full retrospective application to be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.  The Company has not disclosed the value of the share options historically and therefore cannot apply IFRS 2 retrospectively.

Phase Two: Analysis and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS: identification and design of operational and financial processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.   The Company expects to complete this phase in Q2 2010.

The progress made in this phase to date is detailed below.

Following the completion of the scoping and diagnostic assessment, the Company engaged external advisors to assist with detailed technical reviews of the identified potential high impact areas.  These reviews include the identification of IFRS - Canadian GAAP differences, accounting policy considerations, and preliminary implementation plans.  The high impact areas relating to conversion include foreign currency; property, plant and equipment; income taxes; and provisions (including asset retirement obligations).  The technical review aspects of these assessments have been completed for foreign currency; property, plant and equipment; and income taxes.  A summary of the potential impacts in these areas are as follows:

a)	Foreign Currency

Under IAS 21, it is necessary to assess the functional currency of all the Company’s entities based on the primary economic environment in which the entity operates.  In addition, secondary factors may also provide evidence of an entity’s functional currency.  Once the functional currency is determined, it does not change unless there is a change in the underlying nature of the transactions and relevant conditions and events.

All entities that have a Canadian GAAP measurement currency that is different than the functional currency under IFRS will need to translate their balance sheets to the functional currency at the transition date.  The Company will need to update its consolidation model for foreign currency translation.

The Company’s preliminary analysis is the functional currency of all the group’s entities is U.S. dollars, the same as the presentation currency.  As a result, the Company is planning to take the IFRS 1 exemption that resets the cumulative translation adjustment balance to zero, to reduce the conversion effort.

b)	Property, Plant and Equipment

Under IAS 16, each part of an item of property, plant and equipment with a cost that is significant in relation to the total costs of an item is depreciated separately.  This is commonly referred to as component depreciation.  Each separate part is depreciated over its useful economic life to the residual value.  Under IFRS, the assessment of the useful economic life and the residual value of each part of the asset are determined on an annual basis.  The Company is currently completing a detailed review of fixed assets to determine if additional component depreciation will be necessary.

Management’s Discussion and Analysis Page - 18

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Canadian GAAP does not specifically state how to treat borrowing costs related to the construction of an asset, whereas IFRS states that borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset shall be capitalized as part of the cost of that asset on a net basis.

Under IFRS, there is an option to use either the cost method or the revaluation model for subsequent measurement of classes of assets.  The Company plans to continue to use the cost method.

For impairment, Canadian GAAP generally uses a two-step approach to testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values.  IAS 36, “Impairment of Assets”, uses a one-step approach for both testing for and measurement of impairment, with carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows).  This may potentially result in more write downs when carrying values of assets are supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

However, the extent of any new writedowns may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced.  Canadian GAAP prohibits reversal of impairment losses.

c)	Income Taxes

The analysis completed to date has identified two significant relevant differences in the area of accounting for income taxes.

Canadian GAAP has a specific exemption for future income taxes related to non-monetary assets or liabilities of integrated foreign operations.  Future income taxes cannot be recognized for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translation of the cost of non-monetary assets or liabilities of integrated foreign operations.  Under IFRS, deferred tax is recognized on the difference between: the accounting basis of all items, which is accounted for as specified under IFRS.  For foreign currency non-monetary assets or liabilities, this is the local or tax basis currency translated into the functional currency at the historical rate; and the tax basis, which is the local or tax basis currency amount translated to the functional currency at the spot exchange rate at the balance sheet date.  The result of this calculation difference will be added volatility in the tax expense as foreign exchange swings will have an impact on the tax expense.

IFRS 12 does not permit recognition of a temporary difference on initial recognition, except if the transaction is a business combination or if the transaction affects accounting or taxable profit or loss.  Under Canadian GAAP, assets acquired in other than in a business combination, may have a tax basis different than the carrying amount on acquisition.  The associated FIT assets (subject to the more likely than not test) or liability is recognized at the time of acquisition and added to the cost of the asset.  The amount of the FIT is calculated using a simultaneous equation; this method of tax calculation is referred to as the ‘gross up’ method.  Under IAS 12, any temporary differences arising on subsequent asset acquisitions, other than in a business combination, would be ignored.  On adoption of IFRS, the temporary differences arising from the ‘gross up’ method under Canadian GAAP will be reversed.

Management’s Discussion and Analysis Page - 19

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

d)	Other

The Company also considered both IFRS 2 - “Share-based Payments” and IFRS 6 - “Exploration for and Evaluation of Mineral Resources as part of its initial diagnostic assessment and has concluded that there will be no significant or material transitional adjustments or changes in report results arising from the application of these standards upon transition to IFRS.

During the first quarter of 2010, the Company commenced the technical review in respect to provisions (including asset retirement obligations).  As well, the Company commenced the quantification of the identified technical differences in respect to foreign currency; property, plant and equipment; and income taxes.

Concurrent with the technical analysis, we have prepared draft pro forma consolidated annual IFRS financial statements to help understand the disclosure impact of the change to IFRS.  These will be presented to the Audit Committee at the end of the first quarter of 2010.

Internal Controls over Financial Reporting

In conjunction with the initial quantification of differences, which is currently in progress, the Company is considering what effects the IFRS transition will have on internal controls over financial reporting.

Disclosure Controls and Procedures

The Company is currently considering what effects the IFRS transition will have on our disclosure controls and procedures.

Business Activities and Key Performance Measures

The Company is considering what effects the IFRS transition will have on our business policies and activities.  The following key areas are likely to be affected:
•	Internal controls over financing reporting with respect to the IFRS transition project;
•	Dual reporting obligation for the year 2010 because statements are required under both Canadian GAAP and IFRS for that year;
•	Budgeting and Forecasting activities during the IFRS transition year, 2010; and,
•	Key performance measures.

Financial Reporting Expertise in IFRS

The Company is maintaining its financial reporting expertise and competencies by addressing training requirements through IFRS sessions provided by external advisors.  The training is targeted to key finance staff and will continue to be delivered in 2010 and 2011.

IT Systems

The extent of the impact of the Company’s information systems for transitioning to IFRS has been determined.  The adoption of IFRS will have an impact on the Company’s information systems, particularly in the consolidation process.  The Company is in the process of obtaining proposals from third parties to assist with the implementation of required modifications to ensure an efficient conversion to IFRS.

Management’s Discussion and Analysis Page - 20

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Phase Three: Implementation and Review, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; integration of appropriate changes to maintain the integrity of internal controls over financial reporting and disclosure controls and procedures; and further training programs across the Company’s finance and other affected areas, as necessary.  It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.  This phase is anticipated to commence in the third quarter of 2010.

The Company has established the following timeline for reporting its IFRS convergence progress to the Audit Committee.

Deadlines	Task to be completed	Status
Q3 2009 Audit Committee Meeting	Management to present the IFRS phase 1 report including IFRS decisions	Completed
Q1 2010 Audit Committing Meeting	Management to prepare and present shell interim and annual financial statements and key accounting policy choices.	In progress
Prior to Q2 2010 Audit Committee Meeting	Management to prepare opening balance sheet (January 1, 2010) for external auditor review and complete IFRS 1 reconciliations	In progress
Q2 2010 Audit Committee Meeting	Management to present opening balance sheet and IFRS 1 reconciliations
Q3 2010 Audit Committee Meeting	Management to present shell interim financial statements and IFRS 1 reconciliations
Year end 2010 Audit Committee Meeting	Management to present full IFRS shell annual financial statements including all 2010 comparatives and disclosures
Q1 2011	First interim IFRS financial statements to be publicly released

The disclosure reflects expectations based on information available at the time of reporting.  The Company will continue to monitor changes in IFRS leading up to the changeover date, and will update the conversion plan as required. Changes in circumstances may cause the Company to revise its IFRS opening balance sheet and policy choices before the changeover date.

Business Combinations

In January 2009, the CICA issued the following Handbook Sections: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”.  These new

Management’s Discussion and Analysis Page - 21

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

standards are harmonized with International Financial Reporting Standards (IFRS).  Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses.  Section 1601 establishes the standards for preparing consolidated financial statements.  Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity.  The new standards will become effective in 2011 but early adoption is permitted.  The Company is evaluating the impact of adopting these standards.

Comprehensive Revaluation of Assets and Liabilities and Equity

In August 2009, the CICA amended Section 1625, “Comprehensive revaluation of assets and liabilities” as a result of issuing “Business Combinations, Section 1582, “Consolidated Financial Statements”, Section 1601, and Non-Controlling Interests”, Section 1602, in January 2009.

In August 2009, the CICA amended Section 3251, “Equity” as a result of issuing Section 1602, “Non-controlling Interests”.  These amendments only apply to entities that have adopted Section 1602.

These amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011, but early adoption is permitted.  The Company is evaluating the impact of adopting these standards.

Other Risks and Uncertainties

Environmental risk

The Company has recorded an asset retirement obligation of $2.58 million as of March 31, 2010 in relation to the cost of reclamation associated with the Caylloma property.  This amount has been estimated by a third party in compliance of local regulations and has been approved by the relevant authorities in November 2009.

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s asset retirement obligation relating to the Caylloma mine is subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Exploration and development

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are in the exploration stage ultimately become producing mines.  Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that exploration and development programs carried out by the Company will result in profitable commercial mining operations.

Resources and reserves

There is a degree of uncertainty attributable to the estimation of resources and reserves and to expected mineral grades.  Mineral Resources and Mineral Reserves may require revision based on actual production experience.  Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain mineral reserves uneconomic and may ultimately result in a restatement of resources and/or

Management’s Discussion and Analysis Page - 22

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the first quarter ended March 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

reserves.  Short term operating factors relating to the mineral resources and reserves, such as the need for sequential development of ore bodies may adversely affect the Company’s profitability in any accounting period.

Political and country risk

The Company’s mineral properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory, and political situations.

The State of Oaxaca has a history of social conflicts and political agitation which can lead to public demonstrations and blockades that can from time to time affect the Company’s operations.

Controls and Procedures

Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of the disclosure controls and procedures, as of March 31, 2010, under the supervision of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).  Based on the results of this evaluation the CEO and the CFO have concluded that such disclosure controls are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with the applicable securities laws.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles.  Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting as of March 31, 2010 and has concluded there are no material weaknesses.  Management continues to review and refine its internal controls and procedures.

Management Changes

There were no management changes during the first quarter ended March 31, 2010.

Management’s Discussion and Analysis Page - 23